UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of        June         , 2002
                 --------------------


                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)


PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
-------------------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]           Form 40-F  [ ]










NY2:\1169850\01\P2N%01!.DOC\41150.0012

                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        Desc, S.A. de C.V.
                                        ------------------
                                           (Registrant)



Date: June 27, 2002                     By /s/ Arturo D'Acosta Ruiz
-------------------                        -----------------------------------
                                                      (Signature)

                                           Name: Arturo D'Acosta Ruiz
                                           Title: Chief Financial Officer

                                  EXHIBIT INDEX





                                                                  Sequential
          Item                                                   Page Number
          ----                                                   -----------
1.        Press Release, dated June 13, 2002, announcing
          Registrant's closing of two syndicated loans.               4















                                       3